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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-30639

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUN 01 2009
Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/08 (MM/DD/YY) AND ENDING 3/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hudson Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Town Square Place, Suite 1500A
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Nielsen — (201) 216-0100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP

(Name - *if individual, state last, first, middle name)*

655 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Nielsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Hudson Securities, Inc., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

FARISHA. W. MOHAMMED
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES 7/05/2012

[signature]
Signature

Chief Financial Officer
Title

Farisha W. Mohammed
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUDSON SECURITIES, INC.

Contents

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Hudson Securities, Inc.

We have audited the accompanying statement of financial condition of Hudson Securities, Inc. (the "Company") as of March 31, 2009, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Hudson Securities, Inc. as of March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
May 27, 2009

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Roseland Tinton Falls Grand Cayman
www.mkllp.com

HUDSON SECURITIES, INC.

Statement of Financial Condition
March 31, 2009

ASSETS	
Cash and cash equivalents	$ 6,538,202
Cash - restricted	252,408
Receivable from clearing broker	1,294,689
Securities owned, at fair value	2,246,488
Furniture, equipment and leasehold improvements, net	267,249
Deferred tax assets	1,565,000
Due from Parent	191,236
Prepaid expenses and other assets	805,055
Prepaid compensation, net	1,869,167
Goodwill	1,111,179
	$ 16,140,673
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Securities sold, but not yet purchased, at fair value	$ 637,829
Payable to clearing broker	48,833
Commissions payable	1,259,987
Accounts payable, accrued expenses and other liabilities	1,360,710
Income taxes payable	60,827
Total liabilities	3,368,186
Commitments and contingencies	
Stockholder's equity:	
Common stock, $0.001 par value, 30,000,000 shares authorized, 10,967,000 shares issued and outstanding	10,967
Additional paid-in capital	15,576,279
Accumulated deficit	(2,814,759)
Total stockholder's equity	12,772,487
	$ 16,140,673

See notes to financial statement.

NOTE A - ORGANIZATION AND OPERATIONS

Hudson Securities, Inc. (the "Company") is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an introducing broker and clears all transactions through clearing organizations on a fully disclosed basis and is a wholly owned subsidiary of Hudson Holding Corporation ("Parent" or "Holding"). Accordingly, the Company is exempt from rule 15c3-3 of the Securities Exchange Act of 1934. The Company's operations include institutional sales and market making of equity securities, plus investment banking. The Company's headquarters are in New Jersey and it has branch offices in various U.S. metropolitan locations.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Estimates:

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates. The Company's significant estimates include the deferred tax asset valuation allowance, the prepaid compensation reserve allowance, the Black-Scholes option pricing assumptions and the useful lives of long lived assets.

[2] Securities transactions and revenue recognition:

The Company records transactions in securities on a trade-date basis.

Securities owned and securities sold, but not yet purchased, are stated at market value.

Securities which do not have a readily ascertainable market value are valued at their estimated fair value as determined by management. Because of the inherent uncertainty of valuation, the management determined values may differ from values that would have been used had a ready market for these securities existed.

[3] Cash and cash equivalents:

The Company considers all highly liquid investments purchased with a maturity of three months or less to be a cash equivalent.

Restricted cash represents an automatically renewable, fourteen-month time deposit which collateralizes a letter of credit. See Note J [4].

[4] Furniture, equipment, leasehold improvements and depreciation:

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related asset and leasehold amortization is computed using the lesser of the estimated useful life of the related asset or the remaining term of the lease.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Prepaid compensation:

Loans are given to certain employees as an incentive for their affiliation with the Company. The employee signs an employment agreement with the Company which specifies that portions of the loan will be forgiven on specific dates over a specified term, typically a two-year period. The loan is then amortized on a straight-line basis. In the event an employee's affiliation with the Company terminates prior to the fulfillment of their contract, the employee is required to repay the unforgiven balance and the related accrued interest.

The Company considers establishing an allowance for uncollectible amounts to reflect the amount of loss that can be reasonably estimated by management which is included as part of other expenses in the accompanying statement of operations. Determination of the estimated amount of uncollectible loans includes consideration of the amount of credit extended, the employment status and the length of time each receivable has been outstanding, as it relates to each individual employee. As of March 31, 2009, the Company has established no reserve for potential non-collection.

[6] Income taxes:

The accounts of the Company are included in the consolidated federal income tax return filed by its Parent. The Company files separate state income tax returns. The Company computes its federal tax expense as if it were a separate entity.

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires that the Company recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined on the basis of the difference between the tax basis of assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the temporary differences are expected to reverse. The Company records an estimated valuation allowance on its deferred income tax assets if it is not more than likely that these deferred income tax assets will be realized.

[7] Stock based compensation:

Commencing with the first issuance of stock options on May 26, 2006, the Company accounts for stock options issued under the recognition and measurement principles of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). Under the provisions of SFAS 123(R), the Company is required to measure the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees and directors, the award is measured on the grant date and for non-employees, the award is generally remeasured on interim financial reporting dates until the service period is complete, in accordance with EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] Concentrations of credit risk:

The Company is engaged in trading on a principal and/or agency basis with and for primarily other securities broker-dealers and institutional investors such as mutual funds, hedge funds, banks and similar businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, and can include banks and other financial institutions. The Company uses two clearing brokers to process transactions and maintain customer accounts. The clearing brokers may extend credit to the Company's clientele which would be secured by cash and securities in the clients' accounts. The Company's exposure to credit risk associated with the non-performance by their customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. Additionally, the Company has agreed to indemnify the clearing brokers for losses they may incur while extending credit to the Company's clients. Amounts due from customers that are considered uncollectible are charged back to the Company by the clearing broker when such amounts become determinable.

In the normal course of business, the Company may enter into transactions in various derivative instruments for trading purposes and to manage market risk. These transactions may include securities sold short, but not yet purchased, option and warrant contracts.

Securities sold short, but not yet purchased represent obligations of the Company to deliver the underlying securities sold and option and warrant contracts written represent obligations of the Company to purchase or deliver the specified security at the contracted price. The Company's ultimate obligation on such instruments may exceed the amount recognized in the statement of financial condition. The Company monitors its positions continuously to reduce the risk of the potential loss due to changes in market value or failure of counterparties to perform.

Substantially all of the Company's cash and security positions may be deposited with its clearing brokers for safekeeping purposes. The clearing brokers are members of major securities exchanges.

The Company also maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and it is not exposed to any significant credit risk on cash.

Loans are given to certain employees as an incentive for their affiliation with the Company, which are recorded as prepaid compensation on the statement of financial condition. See Notes B[5] and F.

[9] Goodwill:

On June 30, 2004, an investor group purchased all of the outstanding common stock of the broker-dealer which was the predecessor to the Company for a purchase price of approximately $7,136,000. As a result, the predecessor broker-dealer recorded goodwill of approximately $1,111,000, which represented the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[9] Goodwill (continued):

The Company accounts for its goodwill in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Under SFAS No. 142, goodwill is not subject to amortization, but rather an assessment of impairment, by applying a fair value based test. The Company reviews goodwill for impairment annually, during the fourth quarter of each year, and also between annual tests upon the occurrence of trigger events. The reviews are performed at the broker-dealer level, generally by using the market capitalization of Holding as an indicator of fair value, since the Company currently represents the most significant component of the consolidated entity. Impairment is potentially indicated when the carrying value of the Company, including goodwill, exceeds its fair value. If a potential impairment is indicated, the fair value of the Company would be measured against the fair value of its underlying assets and liabilities, excluding goodwill, to estimate an implied fair value of the Company's goodwill. If that fair value was less than the carrying value of goodwill, impairment would be recorded. As a result of its assessment, the Company has determined that no such potential impairment was indicated during the year ended March 31, 2009.

[10] Recently issued accounting standards:

In September 2006, the FASB issued Statement of Financial Accounting Standard 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 requires the use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels: quoted market prices in active markets for identical assets and liabilities (Level 1), inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2), and unobservable inputs for the asset or liability (Level 3). SFAS 157 is effective for the Company's financial statements issued for the fiscal year beginning April 1, 2008. Adoption of SFAS 157 did not have a material impact on the Company's financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for the Company's fiscal year beginning April 1, 2008. Adoption of SFAS 159 did not have a material impact on the Company's financial statements.

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 160, "Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary (previously referred to as minority interests). SFAS 160 also requires that a retained noncontrolling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS 160, companies will be required to report noncontrolling interests as a separate component of stockholders' equity. Companies will also be required to present net income allocable to noncontrolling interests and net income attributable to stockholders separately in their statements of income. Currently, minority interests are reported as a liability or temporary equity in balance sheets and the related income attributable to the minority interests is reflected as an expense in arriving at net income (loss). SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. The Company does not currently have any noncontrolling interests in subsidiaries. SFAS 160 would only have an impact on subsequent acquisitions of noncontrolling interests.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[10] Recently issued accounting standards (continued):

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS 141R"), which replaces SFAS No. 141, "Business Combinations." SFAS 141R establishes principles and requirements for determining how an enterprise recognizes and measures the fair value of certain assets and liabilities acquired in a business combination, including noncontrolling interests, contingent consideration, and certain acquired contingencies. SFAS 141R also requires acquisition-related transaction expenses and restructuring costs be expensed as incurred rather than capitalized as a component of the business combination. SFAS 141R will be applicable prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R would only have an impact on accounting for any businesses acquired after the effective date of this pronouncement.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flow. The guidance in SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Adoption of SFAS 161 is not expected to have a material impact on the Company's financial statements.

In May 2008, the FASB issued SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with Generally Accepted Accounting Principles ("GAAP") for nongovernmental entities. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company adopted SFAS 162 on November 15, 2008 and adoption had no effect on the Company's financial statements.

NOTE C - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKERS

At March 31, 2009, the receivable from clearing broker amount in the statement of financial condition represents the Company's cash balance with its clearing broker, and the payable to clearing broker amount in the statement of financial condition represents the amount owed to the Company's clearing broker.

NOTE D - SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased, at March 31, 2009 consist of:

	Securities Owned	Securities Sold, but not yet Purchased
Equity securities - marketable at fair value	$ 2,122,733	$ 637,829
Equity securities - not readily marketable, at estimated fair value	123,755	-
Equity securities - total	$ 2,246,488	$ 637,829

NOTE D - SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED (CONTINUED)

Fair Value Measurements

The Company adopted SFAS 157, "Fair Value Measurements," in the quarter ended June 30, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or developed by the Company. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 — Valued based on quoted prices at the measurement date for identical assets or liabilities trading in active markets. Financial instruments in this category generally include actively traded equity securities.

Level 2 — Valued based on (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active; (c) inputs other than quoted prices that are observable for the asset or liability; or (d) from market corroborated inputs. Financial instruments in this category include certain corporate equities that are not actively traded or are otherwise restricted.

Level 3 — Valued based on valuation techniques in which one or more significant inputs is not readily observable. Included in this category are certain corporate debt instruments, certain private equity investments, and certain commitments and guarantees.

As of March 31, 2009:

Securities owned, at fair value	**Level 1**	**Level 2**	**Level 3**	**Total**
Equities	$ 2,122,733	$ 123,755	$ -	$ 2,246,488
Total	$ 2,122,733	$ 123,755	$ -	$ 2,246,488

Securities sold, but not yet purchased, at fair value	**Level 1**	**Level 2**	**Level 3**	**Total**
Equities	$ 637,829	$ -	$ -	$ 637,829
Total	$ 637,829	$ -	$ -	$ 637,829

The adoption of SFAS 157 did not have a material effect on the Company's financial statements.

In February 2008, FASB Staff Position FAS 157-2 ("FSP FAS 157-2") was issued. FSP FAS 157-2 delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The delay was intended to allow additional time to consider the effect of various implementation issues that have arisen from the application of SFAS 157. The Company believes that FSP FAS 157-2 will not have a material impact on the Company's financial statements.

NOTE D - SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED (CONTINUED)

Fair Value Measurements (continued):

In October 2008, the FASB issued Staff Position No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"). FSP FAS 157-3 applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement No. 157. FSP FAS 157-3 clarifies the application of Statement No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 is effective upon issuance and is to be applied to prior periods for which financial statements have not been issued. We have adopted FSP FAS 157-3 effective October 10, 2008. The adoption of FSP FAS 157-3 has not materially affected our financial statements.

In April 2009, the FASB issued Staff Position No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP FAS 157-4"). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with Statement of Financial Accounting Standards No. 157, Fair Value Measurements, when there is no active market or where the price inputs being used represent distressed sales. FSP FAS 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of FSP FAS 157-4 is not expected to have a material effect on our financial statements.

Fair Value Option

SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities", permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, with changes in fair value recognized in earnings as they occur. SFAS 159 permits the fair value option election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The difference between the carrying value and fair value at the election date is recorded as a transition adjustment to opening retained earnings. SFAS 159 became effective April 1, 2008, however, the Company did not elect to apply the fair value option to any assets or liabilities that are not currently required to be measured at fair value.

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

A summary of the furniture, equipment, and leasehold improvement balances are as follows:

	As of March 31, 2009
Furniture and equipment	$ 724,803
Leasehold improvements	95,574
	820,377
Less: Accumulated depreciation and amortization	(553,128)
	$ 267,249

Furniture, equipment and leasehold improvements are recorded at cost. When assets are sold or retired, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Leasehold improvements, once placed in service, are being amortized over the shorter period of the useful life or the remainder of the lease term. Depreciation is computed using the straight-line method over the estimated useful life of the related asset, which has generally been about three years.

NOTE F - PREPAID COMPENSATION

At March 31, 2009, the Company had $2,894,000 ($1,869,167 net of accumulated amortization of $1,024,833) of outstanding loans to 4 employees which were provided as an incentive for joining the Company. The employees signed employment agreements and promissory notes with the Company bearing interest at rates ranging from 4% to 5%. The employment agreements specify that the Company will forgive the loans and interest, or a portion thereof, if the employees remain employed with the Company for a certain duration. During the fiscal year ended March 31, 2009, the Company forgave $1,875,000 of fully amortized loans, plus the related accrued interest. The loans are being amortized on a straight-line basis over the period specified in the employment agreements.

On September 8, 2008, one of the employees with an outstanding loan resigned from the Company. This individual joined the Company on September 7, 2007 and, in accordance with the negotiated arrangement, the Company repaid a $1,019,000 debt to his former employer. The employee signed a $1,019,000 promissory note evidencing his indebtedness to the Company and a 4% interest rate on the note balance. The employee also signed an employment agreement, which evidenced the negotiated arrangement, whereby half of the loan and the related interest was scheduled to be forgiven on the first anniversary (September 7, 2008) of his employment and the other half was scheduled to be forgiven on the second anniversary of his employment (September 7, 2009), subject to his having deposited certain required payroll tax withholding amounts with the Company. Based on the terms of the employment agreement, the Company was amortizing the loan balance ratably over the course of the two year forgiveness period and, accordingly, the book value of the loan on the resignation date was $509,500, or half of the $1,019,000 original loan balance.

On September 9, 2008, the Company's attorneys sent a letter to the former employee demanding that he immediately repay the $1,019,000 loan amount, plus interest, because he never deposited the required payroll tax withholding amounts. On September 12, 2008, the former employee's attorney sent a letter to the Company's attorneys indicating that they disagreed with the Company's claim and that their client did not owe any money to the Company. On September 29, 2008, the Company filed a Statement of Claim with the FINRA Dispute Resolution arbitrators, claiming for (a) a repayment of the $1,019,000 loan amount, plus interest; (b) reimbursement of $336,341 of commission overpayments; plus (c) reimbursement of legal fees and other costs associated with the arbitration proceeding. On November 19, 2008, the former employee's attorneys responded to FINRA Dispute Resolution. Arbitration hearings have been scheduled for September 2009.

The Company has maintained the book value of this loan at $509,500 as of March 31, 2009. Generally accepted accounting principles do not permit the recording of a gain contingency in order to write-up the book value of the loan to $1,019,000, which is the amount being claimed. Furthermore, generally accepted accounting principles indicate that a loss contingency should be recorded only if a loss is probable and can be estimated with some certainty. The Company did not record a loss contingency because management believes that it is more likely than not that it will obtain an arbitration judgment and that it will be collectible. Notwithstanding the foregoing, there can be no assurance as to the outcome of the arbitration proceeding. The Company is permitted to recover from the former employee pursuant to his employment agreement, its legal costs expended in connection with the arbitration. Accordingly, the Company has recorded a $50,000 receivable in prepaid expenses and other assets in the statement of financial condition.

NOTE G - INCOME TAXES

The principal components of deferred tax assets, and the valuation allowance are as follows as of March 31, 2009:

Deferred tax assets:	
Federal and state operating loss carryforwards	$ 868,000
State minimum tax credit	179,000
Prepaid compensation amortization	437,000
Contributions carryforward	27,000
Reserve for commissions receivable and bad debt	42,000
Deferred rent	104,000
Stock-based compensation	267,000
Excess of tax over book basis of fixed assets	70,000
Total deferred tax assets, before valuation allowance	1,994,000
Less: Valuation allowance	(429,000)
	$ 1,565,000

As of March 31, 2009, the Company has federal and state net operating loss carryforwards of approximately $1,932,000 and $3,542,000 which expire in 2028 and between 2011 and 2015, respectively.

A valuation allowance has been established to offset a portion of the deferred tax asset to the extent the Company has not determined that it is more likely than not that the future tax benefits will be realized. During the year ended March 31, 2009, the valuation allowance increased by $377,000.

Federal and state income tax returns, beginning with those filed for the year ended March 31, 2006 and the ten months ended October 31, 2004, respectively, and through March 31, 2008, remain subject to examination.

NOTE H - STOCKHOLDER'S EQUITY

[1] Stock plans:

The 2005 Stock Option Plan (the "2005 Plan"), which was approved by Holding's Board on June 8, 2005 and by Holding's shareholders on July 26, 2005, provides for the granting of incentive and/or nonqualified stock options to purchase up to an aggregate of 2,000,000 shares of Holding's common stock. The 2007 Long-Term Incentive Compensation Plan (the "2007 Plan"), which was approved by Holding's Board on June 28, 2007 and by Holding's shareholders on August 14, 2007, provides for the granting of incentive and/or nonqualified stock options, stock appreciation rights, stock awards, performance units and performance bonuses to purchase up to an aggregate of 10,000,000 shares of Holding's common stock. A 12,000,000 share increase to the 2007 Plan to 22,000,000 shares was approved by Holding's Board on February 13, 2008 and by a majority of Holding's shareholders on March 4, 2008. Under both plans, (1) awards may be granted to employees, consultants, independent contractors, officers and directors; (2) the maximum term of any award shall be ten years from the date of grant; (3) the exercise price of any award shall not be less than the fair value on the date of grant; and (4) awards will typically result in the issuance of new common shares.

[2] Stock option grants:

During the fiscal year ended March 31, 2008, the Company granted options to three individuals to purchase an aggregate of 1,500,000 shares of common stock at an exercise price of $1.00, pursuant to the 2005 and 2007 Plans. The options expire after three and a half years. In accordance with the performance criteria set in the option terms, options to purchase 1,000,000 shares of common stock vested and options to purchase 500,000 shares of common stock were forfeited on December 31, 2008.

NOTE H - STOCKHOLDER'S EQUITY (CONTINUED)

[2] Stock option grants (continued):

On May 6, May 19, and June 2, 2008, the Company granted options to purchase an aggregate of 1,365,000 shares of common stock at exercise prices ranging from $0.60 to $0.75 to new and existing employees, pursuant to the 2007 Plan. The options expire after three and a half years.

On November 13, 2008, the Company granted options to certain employees to purchase an aggregate of 550,000 shares of common stock at an exercise price of $0.50, pursuant to the 2007 Plan. The options expire after three and a half years.

On February 26, 2009, the Company granted options to certain employees to purchase an aggregate of 600,000 shares of common stock at an exercise price of $0.50. The options expire after three and a half years.

The Company has computed the fair value of options granted using the Black-Scholes option pricing model. Under SFAS 123(R) forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate will be adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate, when it is material. The expected term of options granted represents the estimated period of time that options granted are expected to be outstanding. The Company utilizes the "simplified" method to develop an estimate of the expected term of "plain vanilla" option grants, as permitted by SEC Staff Accounting Bulletin No. 110. Given that Holding's shares have only been publicly traded since May 3, 2005, until such time as Holding had sufficient trading history to compute the historical volatility of its common stock, the Company utilized an expected volatility figure based on a review of the historical volatilities, over a period of time, equivalent to the expected life of these options, of similarly positioned public companies within its industry, during the early stages of their life as a public company. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the options.

In applying the Black-Scholes option pricing model at grant date, the Company used the following weighted average assumptions:

	Year Ended March 31, 2009
Risk free interest rate	2.18%
Expected term (years)	2.9
Expected volatility	92.00%
Expected dividends	-

The weighted average estimated grant date fair value of the stock options granted during the year ended March 31, 2009 was $0.15 per share.

NOTE H - STOCKHOLDER'S EQUITY (CONTINUED)

[2] Stock option grants (continued):

A summary of options activity during the year ended March 31, 2009, is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic Value
Balance, April 1, 2008	3,390,000	$ 0.91		
Granted	2,515,000	0.58		
Exercised	-	-		
Forfeited	(1,555,000)	0.76		
Balance, March 31, 2009	4,350,000	$ 0.77	2.2	$ -
Exercisable, March 31, 2009	1,994,989	$ 0.95	1.8	$ -

The following table presents information related to stock options at March 31, 2009:

Options Outstanding		Options Exercisable	
Exercise Price	Number of Options	Weighted Average Remaining Life in Years	Number of Options
$0.35	110,000	1.9	36,665
0.49	305,000	2.0	101,666
0.50	1,150,000	-	-
0.60	100,000	-	-
0.75	290,000	-	-
0.80	250,000	1.6	83,333
0.90	375,000	1.3	256,664
1.00	1,720,000	1.8	1,483,327
1.46	50,000	0.7	33,334
	4,350,000	1.8	1,994,989

NOTE H - STOCKHOLDER'S EQUITY (CONTINUED)

[3] Stock grants:

A summary of non-vested stock activity for the year ended March 31, 2009 is presented in the table below:

	Number of Shares	Weighted Average Grant Date Fair Value	Total Grant Date Fair Value
Non-vested, April 1, 2008	8,361,666	$ 0.39	$ 3,250,350
Granted	-	-	-
Vested	(1,942,080)	0.36	(701,761)
Forfeited	(916,666)	0.60	(550,000)
Non-vested, March 31, 2009	5,502,920	$ 0.36	$ 1,998,589

NOTE I - SALARY REDUCTION RETIREMENT PLAN

The Company sponsors a 401(k) Savings Plan (the "Savings Plan") which covers all eligible employees. Participants may contribute no less than 1% of their gross earnings and up to the maximum allowable per the Internal Revenue Service regulations. In addition, the Company may make discretionary matching contributions to the Savings Plan, subject to certain limitations.

NOTE J - COMMITMENTS AND CONTINGENCIES

[1] Leases:

The Company currently leases headquarters office space in Jersey City, New Jersey and leases branch office space in several U.S. metropolitan locations. On April 4, 2006, the Company entered into an agreement to sublease 26,875 rentable square feet of office space in Jersey City, New Jersey. The sublease is guaranteed by Holding. The lease commenced on June 21, 2006 and expires on August 30, 2012.

As of March 31, 2009, the Company had a deferred lease liability of approximately $261,000 which represents the excess of rent expense recognized on a straight-line basis over the term of the leases as compared to cash rental payments and is included in accounts payable, accrued expenses and other liabilities on the statement of financial condition.

Future minimum commitments related to non-cancelable leases as of March 31, 2009 are as follows:

Year Ending March 31,	Office Leases	Equipment Leases	Total
2010	$ 727,000	$ 90,000	$ 817,000
2011	487,000	6,000	493,000
2012	551,000	-	551,000
2013	235,000	-	235,000
2014	-	-	-
	$ 2,000,000	$ 96,000	$ 2,096,000

NOTE J - COMMITMENTS AND CONTINGENCIES (CONTINUED)

[2] Employment agreements:

On January 4, 2007, Holding entered into five-year employment agreements, effective as of January 1, 2007, with Mr. Martin C. Cunningham and Mr. Keith R. Knox, whereby each will continue in their present positions, Chief Executive Officer and President, respectively. Mr. Cunningham and Mr. Knox are key employees of the Company and these employment agreements are deemed to be commitments of the Company. The agreements, as amended, provide that each shall receive a salary of $200,000 per year, plus a formula-based annual bonus.

The Company entered into a two-year employment agreement with another key employee, effective as of March 1, 2009.

Future minimum commitments pursuant to employment agreements are as follows:

Year Ending March 31,	Employment Agreements
2010	535,000
2011	524,000
2012	300,000
	$ 1,359,000

[3] Litigation:

From time to time, the Company is named as a defendant in various routine actions that are incidental to its activities as a broker-dealer, including civil actions, arbitrations, plus proceedings and investigation by self-regulatory organizations. On May 5, 2008, the Company received a letter from FINRA alleging certain violations. On June 16, 2008, the Company submitted a response to FINRA. On or about October 7, 2008, the Company verbally agreed to settle with FINRA on a violation limited to failure to tailor anti-money laundering procedures to include market making and trading, plus a $10,000 fine. On January 8, 2009, FINRA accepted the Company's Letter of Acceptance, Waiver and Consent. On September 29, 2008, the Company filed a Statement of Claim with a self-regulatory organization against a former employee. See Note F for additional details.

[4] Letter of credit:

In connection with the new Jersey City office lease, on April 20, 2006 the Company deposited a one-year $225,000 irrevocable standby letter of credit with the landlord as security, which automatically renews for additional one-year terms, unless sixty days written notice is provided. Pursuant to the lease agreement, the Company is required to maintain the letter of credit until sixty days following the expiration of the lease. On April 5, 2006, the Company deposited $225,000 with the issuing financial institution in the form of an automatically renewable, fourteen-month time deposit, in order to collateralize the letter of credit.

NOTE K - NET CAPITAL REQUIREMENT

The Company is subject to various regulatory requirements, including the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which is intended to ensure the general financial soundness and liquidity of broker-dealers by requiring the maintenance of minimum levels of net capital. These regulations place limitations on certain transactions, such as repaying subordinated borrowings, paying cash dividends, and making loans to its parent, affiliates or employees. Broker-dealers are prohibited from such transactions which would result in a reduction of its total net capital to less than 120% of its required minimum net capital. Moreover, broker-dealers are required to notify the Securities and Exchange Commission before entering into such transactions which, if executed, would result in a reduction of 30% or more of its excess net capital (net capital less the minimum requirement). The Securities and Exchange Commission has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

At March 31, 2009, the Company under the alternative standard method had net capital of approximately $6,109,000, which was approximately $5,109,000 in excess of its required net capital of $1,000,000.

NOTE L - SUBSEQUENT EVENTS

[1] Stock option grants:

On April 3, 2009, the Company granted options an employee to purchase an aggregate of 800,000 shares of common stock at an exercise price of $0.50, pursuant to the 2007 Plan. Half of the options expire after approximately four and a half years and the other half expire after approximately five and half years.

[2] Stock grants:

On April 3, 2009, when the Company's market value was $0.40, the Company granted 500,000 shares of restricted stock to an employee, which was not issued pursuant to a stock plan.

[3] New lease and letter of credit:

On April 29, 2009, the Company entered into an agreement to lease 5,106 rentable square feet of office space in New York, New York. The lease is expected to commence on or about June 15, 2009 and will expire three years and two months from the commencement date

In connection with this new office lease, on April 16, 2009 the Company deposited a one-year $127,650 irrevocable standby letter of credit with the landlord as security, which automatically renews for additional one-year terms, unless thirty days written notice is provided. Pursuant to the lease agreement, the Company is required to maintain the letter of credit until three months following the expiration of the lease. On April 10, 2009, the Company deposited $127,650 with the issuing financial institution in the form of an automatically renewable, fourteen-month certificate of deposit, in order to collateralize the letter of credit.

HUDSON SECURITIES, INC.
(A Wholly-Owned Subsidiary of Hudson Holding Corporation)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2009